December 12, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7553

Attention:	Jennifer Thompson
Accounting Branch Chief

Dear Ms. Thompson:

On behalf of Albany International Corp., this will confirm my conversation with Mr. Blume in which the Staff agreed that Albany may have until January 8, 2013 to respond to the Staff’s comment letter dated December 4, 2012.  On behalf of Albany, thank you for your consideration.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ William A. Groll
William A. Groll

cc:	Mr. John B. Cozzolino
Charles J. Silva, Jr., Esq.